UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Sagoon Inc.

(Exact name of registrant as specified in its charter)

Commission File No. 24R-00084

Delaware	20-5886599
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13885 Hedgewood.Drive # 341 Woodbridge, VA 22193	22193
(Address of principal executive offices)	(Zip Code)

703-577-7620
Registrant’s telephone number, including area code

Class C Common Stock
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 3 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 6 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 7 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 8 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021	- 9 -

In this Annual Report, the term “Sagoon,” “we,” “us,” “our,” or “the company” refers to Sagoon Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

i

Item 1. Business

Overview

Sagoon Inc. (“Sagoon”) is a social gifting platform — a technology company. We believe social gifting (gift-giving) creates and maintains social bonding among people.

Sagoon means, the Gift. “A transformation of bad to good, sad to happy, distance to closeness.”

Our mission is to build an emotional bond with the people we care about through gift-giving. Further, we intend to convert gift-giving activities into economic rewards.

We have envisioned a social path: Connect, Share, and Earn to achieve our gift-giving mission.

Connect: We intend people to go beyond simply connecting, instead building meaningful and productive relationships.
Share: We aim to enrich the quality of interactions with family and friends. Users on the platform exchange gifts on personal and family occasions, share feelings, knowledge, and experience to create a stronger bond.
Earn: Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn rewards for shopping and gifting to others.

We currently have approximately 18 full-time employees in the United States, India, and Nepal. The company's operations and finance are managed in the United States, and product development, marketing, and growth are done in India and Nepal.

Sagoon has not yet generated any revenues, there can be no assurance that we will generate revenues in the future.

Historical Events

In January 2018, we launched our first mobile app on Android phones as a story-sharing app, including communication and chatting tools. In 2019 we released it on iOS phones.

In 2020, we introduced a smart coin, a non-crypto token to share our revenue and in-app shop to allow users to redeem earned smart coins for shopping.

Due to offering the aforementioned features, we acquired millions of users. To date, 7.1 million verified users use the app. In addition, over 3 million users have earned 1.7 billion in smart coins and redeemed 500 million smart coins for shopping.

During January 2022, we discovered structural issues with the platform, leading to scalability issues that hindered users' growth. To better serve our users and permanently fix this issue, we decided to build the platform from scratch and shut down the existing features such as story sharing, communication and chatting tools.

Current Products

Gift Giving

During July 2022, we completed the platform re-building, and released the basic gift-giving feature as a beta version limited to India and Nepal audiences. We continue to experiment and improve with user feedback. We plan to expand this gift-giving feature to other locations such as the United States by 2024.

The gift-giving feature allows users to choose a selection of gifts based on special occasions or holidays, such as birthdays or Christmas, and send gifts to those individuals. The recipient of the gift does not have to be a member of the Sagoon platform.

Users can complete a gift-giving transaction in one of two ways:

•	Users can open the app and create an event or directly click the "Gift Store" and send a surprise gift to the applicable individual. The gift in both instances can be sent with a personalized message for the recipient.

•	Users can also visit the website (https://gifts.sagoon.com/) and select the gifts they wish you send. There is no requirement to sign up at Sagoon to access this feature.

In both instances, gift recipients receive gifts at their doorstep with the sender's message.

Scratch Card

In July 2022, we released Scratch Card in India and Nepal. Scratch Card is digital game that users scratch and win the cash reward. Users who sign up at Sagoon can click the “Scratch Card” app icon and win up to Rs. 50 daily as a cash reward. Users who have earned cash rewards use those rewards to shop at our in-app store.

Deals

We released Deals in in July 2022. Deals is a discounted items sales on Sagoon app. Sagoon users that are privy to the deals can enjoy exclusive shopping daily deals that include discounted prices on merchants’ items. Deals are available or uploaded at our in-app shop by merchant partners.

Technology

We focus on developing robust and scalable technology architecture that can: (i) handle millions of user engagements on the platform and (ii) exchange gifts. Currently, we are also focused on developing real-time messaging storytelling features powered by various new technologies. However, this story telling feature has not yet launched.

We are investing in protecting our platform's security, privacy, and integrity by investing in both people and technology to strengthen our systems.

The Market

We aim to be global. The universal gift-giving market has exceeded over $1 trillion annually.

We believe, gift-giving and receiving is a universal form of social exchange. The practice of gift-giving has been there since the start of human civilization, although gift-giving and receiving customs vary from culture to culture. Whether we celebrate Christmas, the Jewish tradition or Hanukkah, the Hindu social customs of Diwali or Eid in Islam, we believe the underlying purpose of this practice remains consistent: to create and maintain meaningful relationships.

We believe, Sagoon's customized solutions will fit into every culture of gift-giving and help them bring their people closer.

India, Sagoon's primary location, has over 830 million active internet users and is one of the world's fastest-growing gifting markets.

Indians are very familiar with exchanging goods and services as gifts because of local customs. Recent studies suggest that E-gift cards and digital coupons/vouchers are merging and growing fast. In India, gift cards, e-card sales reached $39 billion in 2022 and are expected to reach $93 billion by 2027, growing by 19% yearly.

Indians, compared to the global consumer, are more likely to purchase digital coupons.

Recent statistics state the following:

●	74% of mobile users use digital coupons/vouchers to shop,

●	77% of consumers spend an additional $10-$50 when they redeem mobile coupons/vouchers,

●	In India, $40 billion worth of coupons were redeemed in 2021, with an estimated total redemption of $114 billion by 2025.

The Sagoon gifting platform is designed to introduce a credible solution for maximum usability or an easier redeeming process for coupons and gift cards. Our goal is to expand our business to more countries so that we can continue to grow.

Competition

We compete directly and indirectly with other companies, particularly social media and e-commerce companies, that focus on social gifting, shopping, short story deleting, vanishes chatting, and events story sharing.

Many of these companies, such as Amazon, Meta (including Facebook, Instagram, and WhatsApp), and other location-based companies, such as Flipkart, are in India. These companies have greater financial and human resources and a larger user base. However, no other online social gifting platform combines, in one place, people and gifts and real-time communication to build emotional connections to strengthen relationships.

We also face immense competition to attract and retain highly talented individuals, including software engineers, designers, and product and growth managers. In addition to providing competitive compensation packages, we compete for talent by fostering a culture that creates innovative products and experiences. Our goals is that our team has direct and, meaningful contributions to new and exciting projects.

Key People

Govinda Giri: Founder/ CEO, is the creative mind behind Sagoon.  He has over 20 years of experience in products, business, technology, and management.

Swati Dayal: Co-founder/Chief of Operation. She has more than 11 years of experience in operation, management, product development, and user growth.

In addition, Sagoon currently employs a key management team and approximately 18 full-time employees in India, the US, and Nepal. The management team continues hiring software developers, engineers, and management to scale the business as needed.

Marketing and Advertising

At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles, and content marketing.

Litigation

The company has no litigation pending, and the management team is not aware of any pending or threatened legal action relating to the company business, intellectual property, conduct, or other business issues.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Sagoon Inc. is social gifting company.

Sagoon Inc. (“Sagoon” “company”, “we”, “our”, or “us”) was incorporated a Delaware corporation, in 2006 as a future search engine. We reinstated the Company in 2012 as a future social e-commerce. Sagoon helps people build an emotional bond through gift-giving and convert gift-giving activities into economic rewards.

Years Ended December 31, 2022 and 2021

Results of Operations

The company has never realized net profits and has been operating at a net loss since inception.

Revenue: For the years ended December 31, 2022, and 2021 we generated a limited amount of revenues related to selling gifts through our platform. We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

Operating Expenses: Operating expenses for the years ended December 31, 2022 and 2021 were $1,029,207 and $1,611,322 respectively, a 36.1% decrease year-over-year. We attribute this decrease primarily to decreased spending on general and administrative and research and development. Research and development costs decreased from $458,883 to $381,661, and general and administrative expenses decreased from $885,429 to $489,847.

General and administrative: General and administrative expenses for the years ended December 31, 2022 and 2021 were $489,847 and $885,429, respectively, a 44.7% decrease year-over-year. The decrease was due to an overall company wide focus on reducing expenditures.

Sales and marketing: Sales and marketing expenses for the years ended December 31, 2022 and 2021 were $157,699 and $267,010, respectively, a 40.9% decrease year-over-year. The decrease was primarily due to the increased focus on the continued development of the company’s products and an effort to reduce costs.

Research and development: Research and development expenses for the years ended December 31, 2022 and 2021 were $381,661 and $458,883, respectively, a 16.8% decrease year-over-year. The decrease was primarily due to the availability of capital in 2021 contributed to the company’s increase in spending related to development for which was decreased in 2022 to conserve capital.

Other Income and Expense: Other income (expense) for the years ended December 31, 2022 and 2021 was $(14,778) and $71,159, respectively, a 120.8% decrease year-over-year. The overall decrease was due to forgiveness of the PPP loan and less interest expense due to a decrease in notes payable in 2022.

As of December 31, 2022, the company had 18 full-time and part-time employees representing approximately $90,000 in monthly operating expenses.

Net Loss: As a result of the foregoing, net loss for the years ended December 31, 2022 and 2021 was ($1,043,369) and ($1,537,060), respectively.

Liquidity and Capital Resources

We had net cash of $1,413,244 and $2,576,749 at December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, we used cash flows in operations in the amounts of ($1,095,627) and ($1,617,282), respectively. Cash used in investing activities during the years ended December 31, 2022 and 2021, was ($5,285) and ($18,648), respectively. To date investing activities have been minimal and have consisted with the purchase of property and equipment used in our operations.

Cash provided by financing activities during the years ended December 31, 2022 and 2021 was ($124,798) and $3,816,272, respectively. Since inception, the company has been dependent upon the sale of common stock, proceeds from notes payable and short-term advances from related parties.  During the year ended December 31, 2021, the company sold 168,402 shares of Class C common stock at prices ranging from $23 - $30 per share for gross proceeds of $3,984,302. The company may continue to pursue additional funding through the sale of its securities utilizing Rule 506(c) of Regulation D or other private offerings in order to meet its liquidity obligations.

Since inception, the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. As of December 31, 2022, and 2021, principal amounts due to the Chief Executive Officer and shareholders under these loans were $113,800 and $225,297, respectively. The company’s total liabilities at December 31, 2022 were $729,674.

In June 2020, the company received a $160,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

Trend Information

The company currently has limited sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Sagoon’s marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance its current products on a timely and cost-effective basis.

Going Concern

The company’s independent auditor, Artesian CPA, LLC audited the company’s consolidated financial statements as of December 31, 2022 assuming that the company will continue as a going concern. The company has not generated profits since inception, has sustained total comprehensive losses of $981,164 and $1,505,524 for the years ended December 31, 2022 and 2021, respectively, and has an accumulated deficit of $12,922,412   as of December 31, 2022. These factors, among others, raise substantial doubt about the company’s ability to continue as a going concern.

Recent Offerings of Securities and Outstanding Debt

During the past three years, the company has engaged in the following offerings of securities:

•	The company sold a total of $4,587,133 in Class C Common Stock under a Regulation A offering which closed in July 26, 2018.The company sold a total of $202,469 in Class C Common Stock under a Regulation CF offering which closed in January 2019.
•	On November 28, 2018, the company entered into an investment agreement with HT Singapore. The agreement is valued at up to $5,000,000. As consideration to entering into the investment agreement and related documents Sagoon has provided HT Singapore with a warrant to acquire a certain number of Class C Common Stock of the company. 152,174 shares of Class C Common Stock have been reserved in the event the warrant is exercised.

•	On April 22, 2019, the company entered into a Loan Agreement with Chetnath Bhandari. The loan is for $25,000. The annual interest rate is 8%. The company used the proceeds from that offering for general operations.
•	On September 9, 2019, the company entered into a Loan Agreement with a third party. The loan is for $25,000. The holder had the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate was 6%. The company used the proceeds from that offering for general operations. This loan has since been repaid.
•	From May 2019 until December 31, 2019, the company sold 13,045 shares of Class C Common Stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
•	On February 24, 2020, the company commenced a Regulation A offering. As of December 31, 2020, the company sold 11,980 shares of Class C Common Stock, pursuant to Regulation A. The company used the proceeds from that offering for general operations.
•	During the year ended December 31, 2020, the company borrowed a total of $94,000, for which proceeds of $75,000 were received from a third party. The note incur interest at 7.5% per annum to 8% per annum and matures in March 2021. The company used the proceeds from that offering for general operations. The loan was repaid during 2022.
•	During the year ended December 31, 2020, the company sold 59,267 shares of Class C Common Stock, pursuant to Rule 506(b) of Regulation D and a offering under Regulation A for gross proceeds of $971,479. The company used the proceeds from that offering for general operations.

Item 3.

Directors, AND Executive Officers

The directors and executive officers s of the company as of December 31, 2022 are as follows:

NAME	AGE	POSITION	TERM	FULL TIME/PART TIME
Govinda Giri	55	Founder, Chief Executive Officer, and Director	9/2014 - Present	Full Time
Swati Dayal	35	Co-founder, Chief Operations Officer	9/2015 - Present	Full Time

GOVINDA GIRI, FOUNDER AND CEO

Govinda Giri, the founder and CEO of Sagoon since 2014, has studied Economic and Computer Science from Nepal and United States.  He has more than 20 years of working experience in products, business, technology and management. Prior to launching Sagoon, he had worked for L3 Communication at Pentagon for approximately 11 years as an IT support engineer in the Department of Army, Pentagon.  In September 2013, he quit his job and started developing the concept of social commerce platform, which became Sagoon. Born and raised in Nepal, Giri has been based in Washington, DC for over 28 years.

SWATI DAYAL, CO-FOUNDER

Swati Dayal- Co-founder of Sagoon, has over 11 years of experience in building products, technology, and growth. Prior to joining Sagoon in 2015, she worked at Sparx Technologies (located in Noida, India) as a Senior UI/UX designer and product strategist an 5 years. Ms. Dayal is Product and Operations Head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the company’s goals and objectives.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

For the year ended December 31, 2022, Sagoon Inc. paid the following annualized salaries to its executive officers:

Name	Capacity In Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Govinda Giri	Chief Executive Officer	$60,000	$0	$60,000
Swati Dayal	Chief Operations Officer	$33,000	$0	$33,000

Currently, the directors of Sagoon, are not compensated by the company for their roles as directors. Govinda Giri is currently the sole director of the company. He is reimbursed for is expenses related to his participation on the board of directors. The company may choose to compensate the present director in the future, as well as compensate future directors.

Employment Agreements

As of December 31, 2022, Sagoon has 18 full-time representing approximately $90,000 in monthly operating expenses including web server hosting. All employees that are located in in the US, India and Nepal have entered into an employment and non-discloser agreement with Sagoon.

As of January 1, 2018, Sagoon, Inc. entered into an employment agreement with its Chief Executive Officer, Govinda Giri.

As of June 1, 2018, Sagoon, Inc. entered into an employment agreement with its Whole Time Director (head of India operations), Swati Dayal.

As of December 31, 2022, we have not entered into any additional employment agreements with our executive officers. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Employee Stock Incentive Plan

In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan have not been determined. Stock options or a significant equity ownership position in Sagoon may be utilized in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors

Our board of directors currently consists of a single director – Govinda Giri. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

Currently, we have established a Board of Directors. We may establish an audit committee, compensation committee, a nominating, governance committee, and other committees in the future. Until such committees are established, the Board of Directors will act upon matters that would otherwise be addressed by such committees.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects Sagoon’s voting securities: The following table sets forth information regarding beneficial ownership of the company’s management, directors, and holders of 10% or more of any class of our voting securities as of December 31, 2021.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of total voting power
Class A Common Stock	Govinda Giri 1980 Teasel Court Woodbridge, VA 22192	2,361,000 Direct Ownership	N/A	100%	99.97%

Class B Common Stock is non-voting; Class C Common Stock has limited voting rights equal to one tenth (1/10) of one vote per share. Govinda Giri is the only officer holding Class A Common Stock. As of December 31, 2022, there are no individual holders of Class C Common Stock that hold a 10% share or greater of that class.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this PPM into Shares are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. For loans provided to the company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2022 and 2021, principal amounts due to the Chief Executive Officer and shareholders under these loans was $113,800 and $225,297, respectively. For the non-interest bearing loans, the company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2022 and 2021, the company recorded imputed interest expense related to these loans of $8,794 and $13,524, respectively. Interest expense for the years ended December 31, 2022 and 2021 was $4,000 and $4,870, respectively, with $28,000 and $29,840 in accrued interest due as of December 31, 2022 and 2021, respectively.

During 2022 and 2021, the company paid $12,000 and $12,000, respectively, to its Chief Executive Officer for rent for space utilized as the company’s United States headquarters.

Item 7.

CONSOLIDATED FINANCIAL STATEMENTS

SAGOON, INC. AND SUBSIDIARIES

To the Stockholders of

Sagoon, Inc. and Subsidiaries

Woodbridge, Virginia

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholder’s equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits or significant revenues since inception, has sustained net losses of $1,043,369 and $1,537,060 for the years ended December 31, 2022 and 2021, respectively, has an accumulated deficit of $12,922,412 as of December 31, 2022, and is in default on certain notes payable. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado

March 7, 2023

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$1,413,244	$2,576,749
Total current assets	1,413,244	2,576,749

Property and equipment, net	12,735	16,756
Other assets	10,305	5,020
Total assets	$1,436,284	$2,598,525

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$108,724	$143,986
Accrued liabilities	269,872	299,683
Notes payable	77,278	90,579
Related party notes payable	113,800	225,297
Total current liabilities	569,674	759,545

Notes payable, net of current portion	160,000	160,000
Total liabilities	729,674	919,545

Commitments and contingencies

Stockholders' Equity:
Common Stock:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2022 and 2021	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at December 31, 2022 and 2021	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 706,643 issued and outstanding at December 31, 2022 and 2021, respectively	70	70
Additional paid-in capital	13,578,290	13,578,326
Subscriptions receivable	-	(8,830)
Accumulated deficit	(12,922,412)	(11,879,043)
Accumulated other comprehensive income (loss)	50,326	(11,879)
Total stockholders' equity	706,610	1,678,980
Total liabilities and stockholders' equity	$1,436,284	$2,598,525

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenues	$616	$4,986

Cost of revenues	-	-

Gross profit	616	4,986

Operating expenses:
General and administrative	489,847	885,429
Sales and marketing	157,699	267,010
Research and development	381,661	458,883
Total operating expenses	1,029,207	1,611,322

Operating loss	(1,028,591)	(1,606,336)

Other income (expense):
Interest expense	(14,778)	(55,091)
Gain on forgiveness of note payable	-	126,250
Total other income (expense)	(14,778)	71,159

Loss before provision for income taxes	(1,043,369)	(1,535,177)

Provision for income taxes	-	1,883

Net loss	(1,043,369)	(1,537,060)

Foreign currency translation gain	62,205	31,536

Total comprehensive loss	$(981,164)	$(1,505,524)

Basic and diluted net loss per common share	$(0.26)	$(0.39)
Weighted average shares outstanding - basic and diluted	4,057,443	3,979,526

See accompanying notes to the consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional	Subscriptions	Accumulated	Accumulated Other Comprehensive	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Receivable	Deficit	Income (Loss)	(Deficit)
December 31, 2020	2,361,000	$236	989,800	$100	416,723	$41	$9,258,035	$(13,087)	$(10,341,983)	$(43,415)	$(1,140,073)

Class C common stock issued for cash	-	-	-	-	168,402	17	3,993,115	(8,830)	-	-	3,984,302
Collection of subscription receivable	-	-	-	-	-	-	-	13,087	-	-	13,087
Offering costs	-	-	-	-	-	-	(26,587)	-	-	-	(26,587)
Class C common stock issued for conversion of convertible notes and accrued interest	-	-	-	-	121,518	12	340,239	-	-	-	340,251
Imputed interest on related party notes	-	-	-	-	-	-	13,524	-	-	-	13,524
Total comprehensive loss	-	-	-	-	-	-	-	-	(1,537,060)	31,536	(1,505,524)
December 31, 2021	2,361,000	$236	989,800	$100	706,643	$70	$13,578,326	$(8,830)	$(11,879,043)	$(11,879)	$1,678,980

Removal of subscription receivable	-	-	-	-	-	-	(8,830)	8,830	-	-	-
Imputed interest on related party notes	-	-	-	-	-	-	8,794	-	-	-	8,794
Total comprehensive loss	-	-	-	-	-	-	-	-	(1,043,369)	62,205	(981,164)
December 31, 2022	2,361,000	$236	989,800	$100	706,643	$70	$13,578,290	$-	$(12,922,412)	$50,326	$706,610

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,043,369)	$(1,537,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,021	4,246
Imputed interest on notes payable	8,794	13,524
Amortization of debt discount	-	6,400
Gain on forgiveness of note payable and accrued interest	-	(126,250)
Changes in operating assets and liabilities:
Accounts payable	(35,262)	(77,234)
Accrued liabilities	(29,811)	99,092
Net cash used in operating activities	(1,095,627)	(1,617,282)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(18,148)
Deposits and other	(5,285)	(500)
Net cash used in investing activities	(5,285)	(18,648)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	3,997,389
Offering costs paid	-	(26,587)
Repayment of notes payable	(13,301)	(121,530)
Repayment of related party notes payable	(111,497)	(33,000)
Net cash provided by (used in) financing activities	(124,798)	3,816,272

Cash effects of foreign currency	62,205	31,536

Increase (decrease) in cash and cash equivalents	(1,163,505)	2,211,878
Cash and cash equivalents, beginning of year	2,576,749	364,871
Cash and cash equivalents, end of year	$1,413,244	$2,576,749

Supplemental disclosures of cash flow information:
Cash paid for interest	$18,803	$22,625
Cash paid for income taxes	$-	$1,883

Non cash investing and financing activities:
Class C common stock issued for conversion of convertible notes and accrued interest	$-	$340,251
Gain on forgiveness of note payable and accrued interest	$-	$126,250

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon Inc. (“Sagoon” “company”, “we”, “our”, or “us”) was incorporated a Delaware corporation, in 2006 as a future search engine. We reinstated the Company in 2012 as a future social e-commerce. Sagoon helps people build an emotional bond through gift-giving and convert gift-giving activities into economic rewards.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in United States Dollars (“USD”) using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2022 has incurred cumulative net losses of approximately $12.9 million since inception and a current year loss of approximately $1.0 million. The Company currently has generated a limited amount of revenues from operations and is in default on certain notes payable. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently generates limited revenues from its operations and has limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. The Company’s marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2022 and 2021, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. To date, there have been no losses for amount exceeding the limits. As of December 31, 2022, approximately $757,000 was in excess of federally insured limits.

Advertising Costs

The Company expenses advertising costs when incurred.

Research and Development

The Company expenses research and development costs when incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as a contra account to stockholders’ equity (deficit) on the balance sheets.

Stock-based Compensation

As of December 31, 2022, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no dilutive securities outstanding as of December 31, 2022 and 2021.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiaries is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity (deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2022 and 2021.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning January 1, 2022, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted this guidance as of January 1, 2022 without impact on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company’s financial condition or results of operations.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Computers and software	$45,706	$46,310
Furniture	13,077	13,077
Less: Accumulated depreciation	(46,408)	(42,631)
Property and equipment, net	$12,735	$16,756

Depreciation expense for the years ended December 31, 2022 and 2021 was $4,021 and $4,246, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest accruing on a monthly basis. As of December 31, 2022 and 2021, the Company owed principal of $44,949 and $51,949 and accrued interest of $109,872 and $109,872, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. During the years ended December 31, 2022 and 2021, the Company paid $7,000 and $10,000, respectively, for which was applied toward the principal. Interest expense was $0 and $13,668 for the years ended December 31, 2022 and 2021, respectively. The Company ceased recording interest as of January 1, 2022 as the interest provision of the agreement is disputed by management.

During 2019, the Company issued notes to various third parties resulting in proceeds of $137,275. The notes incur interest at rates ranging from 8% to 10% per annum and have due dates of less than one year. As of December 31, 2022 and 2021, principal and interest due on these notes was $25,000 and $25,000 and accrued interest of $6,000 and $6,200, respectively. Interest expense was $1,000 and $2,000 for the years ended December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, the Company paid $0 and $65,000, respectively, towards the principal balance. As of December 31, 2022 and 2021, the notes were past maturity and in default.

During the year ended December 31, 2020, the Company borrowed a total of $94,000, for which proceeds of $75,000 were received from a third party. The notes incur interest at rates ranging from 7.5% to 8% per annum and matured in March 2021. As of December 31, 2022 and 2021, principal due on these notes was $7,329 and $13,630 and accrued interest of $0 and $7,024, respectively. Repayments of $6,301 and $46,530 were made during the years ended December 31, 2022 and 2021, respectively. The Company was amortizing the discount over the term of the note for which $0 and $6,400 was amortized to interest expense during the years ended December 31, 2022 and 2021, respectively. Interest expense for the years ended December 31, 2022 and 2021 was $0 and $2,688, respectively.

The Company received $125,000 in payroll protection program loans (“PPP”).  These loans provided for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needed to be repaid over eighteen months years with a 10-month moratorium on payments and carried a 1% annual interest rate. These loans required no collateral nor personal guarantees. The PPP and accrued interest was forgiven in 2021 and is recorded as a gain on forgiveness of debt.

In June 2020, the Company received a $160,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

Convertible Notes Payable

To date, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incurred interest at 15.0% per annum, were due three years from the date of the initial issuance (dates ranging from August to October 2019) and were convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount was amortizing using the straight-line method over the term of the convertible notes payable. As of December 31, 2020, no discount remained, and the notes were past their maturity and in default. In January 2021, the holders of the convertible notes payable converted the principal and accrued interest totaling $340,251 into 121,518 shares of Class C common stock.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2022 and 2021, principal amounts due to the Chief Executive Officer and shareholders under these loans was $113,800 and $225,297, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2022 and 2021, the Company recorded imputed interest expense related to these loans of $8,794 and $13,524, respectively. Interest expense for the years ended December 31, 2022 and 2021 was $4,000 and $4,870, respectively, with $28,000 and $29,840 in accrued interest due as of December 31, 2022 and 2021, respectively.

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized shares of 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the year ended December 31, 2021, the Company issued 15,874 shares of its Class C common stock under a Regulation A offering at a price per share of $30, providing gross proceeds of $476,220. The Company incurred offering costs of $26,587 in connection with this offering during the year ended December 31, 2021.

During the year ended December 31, 2021, the Company issued 152,528 shares of its Class C common stock under a private stock offerings at prices per share of $11.50 and $23.00, where investors investing over $15,000 were provided bonus shares doubling the number of shares received. These offerings provided gross proceeds of $3,508,082 during the year ended December 31, 2021.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by an independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of December 31, 2022 and 2021, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows. The Company considers the total warrants disclosed above to be outstanding as of December 31, 2022 and 2021.

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2022 and 2021:

	2022	2021
Income tax benefit attributable to:
Net loss	$(245,360)	$(395,747)
Permanent differences	2,374	3,652
Valuation allowance	242,986	392,095
Net provision for income tax	$-	$-

Net deferred tax assets consisted of the following components as of December 31, 2022 and 2021:

	2022	2021
Deferred tax asset attributable to:
Net operating loss carryover	$2,643,918	$2,400,932
Valuation allowance	(2,643,918)	(2,400,932)
Net deferred tax asset	$-	$-

During the years ended December 31, 2022 and 2021, the valuation allowance increased by $242,986 and $392,095, respectively.  At December 31, 2022, the Company had approximately $4.53 million of federal and state gross net operating losses and approximately $5.15 million in foreign net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2034 for federal and state purposes and in 2024 for foreign purposes.

Based on the available objective evidence, including the Company’s limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2022 and 2021, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2022 and 2021.

The Company files income tax returns in the U.S., Indian and Nepal jurisdictions. Income tax returns for fiscal years 2018 through 2022 remain open to examination by tax authorities in the U.S. and foreign jurisdictions. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years. There are no open tax examinations.

At December 31, 2022 and 2021, the applicable federal, state and foreign rates used in calculating the deferred tax provision was 21%, 6% and 24%, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the years ended December 31, 2022 and 2021 was $33,084 and $30,737, respectively.

During the years ended December 31, 2022 and 2021, the Company paid $12,000 and $12,000, respectively, to its CEO for space utilized as the Company’s United States Headquarters.

Warrant

See Note 5 for discussion of the granting of a warrant and related commitment.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements through the date of the independent auditors’ report and has determined that no events, other than those disclosed above, if any, have occurred that would materially affect the consolidated financial statements above.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter documents (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
4.1

Form of Subscription Agreement for Ongoing Regulation A Offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.

6.1

Investment Agreement between Sagoon Inc. and Sagoon, LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.

6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.
6.3

Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.

6.4

HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.

6.5

HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.

6.6

Loan Agreement dated April 22, 2019 between Sagoon Inc and Chetnath Bhandari (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.

6.7

Loan Agreement dated September 9, 2019 between Sagoon Inc and Gunaraj Luitel (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.

8	Form of Escrow Agreement (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
11	Consent of Artesian CPA LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
12	Attorney opinion on legality of the offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference,

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of Virginia, on March 9, 2023.

Sagoon Inc.

By:	/s/ Govinda Giri
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer and Sole Director
March 9, 2023

By:	/s/ Govinda Giri
Govinda Giri
Interim Chief Financial Officer and Chief Accounting Officer
March 9, 2023